SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

- Press Release dated June 1, 2005
- Press Release dated June 23, 2005
- Press Release dated June 29, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: June 30, 2005

PRESS RELEASE

Eni: The Board of Directors delegates its powers and appoints Mr. Paolo Scaroni Chief Executive Officer

The Board of Directors of Eni has delegated today to the Chairman, Mr. Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, has appointed Mr. Paolo Scaroni Chief Executive Officer and has conferred him all the management powers of the Company with exception of the specific powers that the Board of Directors has retained, in addition to the powers that cannot be delegated according to the current legislation.

The Board of Directors has also appointed Mario Resca, Marco Pinto and Pierluigi Scibetta members of the Compensation Committee; Marco Reboa, Alberto Clô, Renzo Costi, Marco Pinto and Pierluigi Scibetta members of the Internal Control Committee; Alberto Clô, Dario Fruscio, Marco Reboa and Paolo Scaroni members of the International Oil Committee.

Chairman Roberto Poli and Directors Alberto Clô, Renzo Costi, Dario Fruscio, Marco Reboa, Mario Resca and Pierluigi Scibetta declared to meet the indipendence requirements stated by the article 3 of the Self-discipline Code of Borsa Italiana S.p.A..

Rome, June 1, 2005

Eni Press Room:

Luciana Santaroni, Manager

Domenico Negrini – Giuseppe Currà

Tel. 02.52031875 – 06.59822398

luciana.santaroni@eni.it

domenico.negrini@eni.it; giuseppe.currà@eni.it

Internet page: www.eni.it

PRESS RELEASE

The agency Moody’s upgrades Eni’s long term rating

The rating agency Moody’s has upgraded Eni’s long term rating from "Aa3" to "Aa2".

"I am very pleased with Moody’s upgrade – CEO Paolo Scaroni said – a further recognition of Eni’s financial strength".

The rating reflects the application of Moody’s new rating methodology for government-related issuers. The agency’s evaluation highlights the "Eni’s geographically widely diversified asset and earnings base, given that Eni is a truly international oil & gas major" and "the strategic importance of the company to the state".

The agency has confirmed the short term rating "Prime-1" and the stable outlook.

San Donato Milanese (Milan), June 23, 2005

Investor Relations Team:

Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
Casella e-mail: investor.relations@eni.it
Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (MI) – Italia
tel.: 0252051651 - fax:0252031929

Eni Press Room:

Luciana Santaroni, Manager

Domenico Negrini

Tel. 02.52031875 – 06.59822398

luciana.santaroni@eni.it

domenico.negrini@eni.it;

Internet page: www.eni.it

PRESS RELEASE

The BoD approved the 2005 stock grant and stock option plans and appointed the boards of Snamprogetti, Polimeri Europa and Sofid.

Eni Board of Directors met today in Milan and approved:

•	the 2005 Stock Grant Plan which offers at no charge of up to 1.6 million treasury shares to the Eni’s executives who achieved their individual objectives in 2004. The shares will be distributed in 2008;
•	the 2005 Stock Option Plan for the allotment of up to 5,443,400 stock options for the purchase of treasury shares for Group executives holding positions most directly responsible for the results or who are of strategic interest to the company (about 400 executives) has been also approved. The shares may be acquired starting from 2008 and up to the 29 July 2013.

Furthermore, the Board of Directors has appointed:

•	Eugenio Palmieri as Chairman and confirmed Angelo Caridi as CEO of Snamprogetti, Eni’s engineering subsidiary. Luigi Patron, the former Chairman, will hold the position as Chief Technical Officer of Eni;
•	Giorgio Clarizia and Piero Raffaelli have been confirmed as Chairman and CEO of Polimeri Europa, Eni’s petrochemical subsidiary;
•	Giuseppina Fusco has been confirmed as Chairman and Giorgio Ventura has been appointed as Sofid CEO.

San Donato Milanese (Milan), June 29, 2005

Investor Relations Team:

Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
Casella e-mail: investor.relations@eni.it
Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (MI) – Italia
tel.: 0252051651 - fax: 0252031929

Eni Press Room:

Luciana Santaroni, Manager

Domenico Negrini

Tel. 02.52031875 – 06.59822398

luciana.santaroni@eni.it

domenico.negrini@eni.it;

Internet page: www.eni.it